UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F ING Tower

308 Des Voeux Road

Central Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Compensation of Chief Executive Officer

Effective January 1, 2010, CDC Corporation (the “Company”) entered into a new executive services agreement with Asia Pacific On-Line Ltd. (“APOL”) for the services of the Company’s Chief Executive Officer, Mr. Peter Yip (the “2010 ESA”).

The 2010 ESA provides for, among other things, (i) the termination of that certain Executive Services Agreement dated as of December 19, 2008, as amended to date by and among CDC Corporation Limited, the Company’s affiliate; APOL and Mr. Yip; (ii) a renewed term; (iii) a revised scope of services; and (iv) revised compensation terms.

The 2010 ESA has a three (3) year term and provides that APOL shall receive, in exchange for Mr. Yip’s services as the Company’s Chief Executive Officer, annual cash remuneration, payable monthly in arrears as a Management Fee under Section 4.1 of the 2010 ESA, in the aggregate amount of $500,000 per year. The cash compensation payable under the 2010 ESA will be reviewed at least once per year during the term thereof.

All awards of options and stock appreciation rights previously granted to Mr. Yip and APOL shall remain outstanding, and together with the New Options (as defined in the 2010 ESA), shall continue to vest in accordance with their terms provided that: (i) Mr. Yip continues to provide services to, and remains employed by, the Company on the relevant vesting date and (ii) the 2010 ESA has not otherwise been terminated.

The Company will reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining in accordance with the Company’s policies.

In addition, as long as APOL beneficially owns at least 5% of the shares of the Company and Mr. Yip, together with one or more members of his immediate family, is the beneficial owner of at least 50% of APOL, APOL will be entitled to nominate one director to the Company’s board of directors (the “Board”), subject to the approval of the Company’s shareholders.

APOL and Mr. Yip have also agreed to, subject to certain exceptions, non-competition and non-solicitation periods of 12 months after the termination of the 2010 ESA.

Additionally, an award of options to purchase 1,000,000 of the Company’s class A common shares under the Company’s 2005 Stock Incentive Plan, at an exercise price of $2.49 per share, was granted to APOL by the Board on March 1, 2010, which options shall vest quarterly over three years.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the full text of the 2010 ESA, which is provided as Exhibit 1.02 hereto and incorporated herein by reference.

Exhibit	Description

1.01	Materials in connection with the Annual General Meeting of Shareholders to be held on May 28, 2010 at 11:00 a.m. (Hong Kong time) (the “AGM”):

Invitation to Shareholders
Notice of AGM
Proxy Statement
Report of the Directors
Proxy Card

1.02	Executive Services Agreement by and between CDC Corporation and Asia Pacific On-Line Ltd., effective January 1, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2010

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Materials in connection with the Annual General Meeting of Shareholders to be held on May 28, 2010 at 11:00 a.m. (Hong Kong time) (the “AGM”):

Invitation to Shareholders
Notice of AGM
Proxy Statement
Report of the Directors
Proxy Card

1.02	Executive Services Agreement by and between CDC Corporation and Asia Pacific On-Line Ltd., effective January 1, 2010